UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: June 16, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISORS

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the relevant requirements under Company Law of the People’s Republic of China, the articles of association and the rules for the meeting of the supervisory committee (監事 會議事規則) of China Eastern Airlines Corporation Limited (the “Company”), the second meeting in 2016 of the sixth session of the employee’s representatives conference was held recently. In the meeting, Mr. Hu Jidong and Mr. Feng Jinxiong were elected as the employee representative supervisors of the eighth session of the supervisory committee of the Company (the “Supervisory Committee”), with a term of office in line with the eighth session of the Supervisory Committee.

The eighth session of the Supervisory Committee consists of Mr. Hu Jidong, Mr. Feng Jinxiong and three shareholder representative supervisors elected by the 2015 annual general meeting of the Company namely Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun.

Due to his other business commitments, Mr. Xu Haihua ceases to be an employee representative supervisor with effect from the date of this announcement. Mr. Xu Haihua has confirmed that he has no disagreement with the board of directors or the Supervisory Committee of the Company, and that there is no matter relating to his cessation of office which needs to be brought to the attention of the shareholders of the Company.

Biographical details of Mr. Hu Jidong and Mr. Feng Jinxiong are set out as follows:

Mr. Hu Jidong, aged 57, is the deputy party secretary and chairman of the labour union of the Company. Mr. Hu Jidong joined the civil aviation industry in 1977. He has been the deputy head of the party promotion department of the Company, deputy head and head of the party working department of China Eastern Air Holding Company (“CEA Holding”), and head of the party working department of CEA Holding. He was a member of the party standing committee and chairman of the labour union of the Company from December 2011 to February 2013; deputy party secretary, secretary of the disciplinary committee, and chairman of the labour union of the Company from August 2013 to August 2014; and deputy party secretary and chairman of the labour union of the Company since August 2014. Mr. Hu Jidong graduated from Shanghai University with a major in cultural management and Fudan University with a major in administrative management.

Mr. Feng Jinxiong, aged 53, is currently general manager of the Audit Department of the Company and head of the Audit Department of CEA Holding. Mr. Feng Jinxiong joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, vice president of CES Finance Holding Co. Ltd, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been general manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009 and head of the Audit Department of CEA Holding since May 2014. Mr. Feng Jinxiong graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master’s degree.

There is no service contract between the Company and Mr. Hu Jidong or Mr. Feng Jinxiong in respect of their appointments as supervisors of the Company. The remuneration of Mr. Hu Jidong and Mr. Feng Jinxiong will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

Mr. Hu Jidong presently serves or has in the last 3 years served as the chairman of China Eastern Airlines Jiangsu Co., Ltd. (中國東方航空江蘇有限公司), a supervisor of Shanghai Airlines Co., Ltd. (上海航空有限公司), China Eastern Airlines Yunnan Co., Ltd. (東方航空 雲南有限公司) and China Eastern Airlines Wuhan Co.,Ltd. (中國東方航空武漢有限公司), and an executive director of China Eastern Airlines Application Development Center Co., Ltd. (東航應用技術研發中心有限公司).

Mr. Feng Jinxiong presently serves or has in the last 3 years served as the chairman of the supervisory committee of China Eastern Airlines Media Co., Ltd. (東方航空傳媒股份有限公 司), and a supervisor of Eastern Aviation Import & Export Co., Ltd. (東方航空進出口有限公 司), Eastern Air Industrial Investment Group Co., Ltd. (東航實業集團有限公司), Shanghai Dongmei Air Travel Co., Ltd. (上海東美航空旅遊有限公司), Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ( 上海普惠飛機發動機維修有限公司), Eastern Airlines Hotel Co., Ltd. (東航大酒店有限公司), China Eastern Airlines Application Development Center Co., Ltd. (東航應用技術研發中心有限公司), China Eastern Air Catering Investment Co., Ltd. (東方航空食品投資有限公司), Eastern Air Group Finance Co., Ltd. (東航集團財務有限責任公司), Shanghai Airlines Tours, International (Group) Co., Ltd. (上海航 空國際旅遊(集團)有限公司), China United Airlines Co., Ltd. (中國聯合航空有限公司) and China Eastern Airlines Technology Co., Ltd. (東方航空技術有限公司).

As far as the Directors are aware and save as disclosed above: (i) neither Mr. Hu Jidong nor Mr. Feng Jinxiong presently holds, and did in the last 3 years hold any other position in the Company or any of its subsidiaries; (ii) neither Mr. Hu Jidong nor Mr. Feng Jinxiong has held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) neither Mr. Hu Jidong nor Mr. Feng Jinxiong has other major appointment or professional qualification; (iv) neither Mr. Hu Jidong nor Mr. Feng Jinxiong has any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) neither Mr. Hu Jidong nor Mr. Feng Jinxiong has, or is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the Board is not aware of any other matter in relation to the appointments of Mr. Hu Jidong and Mr. Feng Jinxiong which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 June 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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